

May 12, 2023

Stacy L. Fuller
K&L Gates LLP
1601 K St NW #1
Washington, DC 20006


Re: **Direxion Shares ETF Trust**
File Nos. 333-150525 and 811-22201


Dear Ms. Fuller:

On April 11, 2023, Direxion Shares ETF Trust (the "Trust") filed Post-Effective Amendment No. 391 to the Trust's Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933 and Amendment No. 393 to the Registration Statement under the Investment Company Act of 1940 (the "Act") to register shares of the Direxion Daily Bitcoin Strategy Bull 2X ETF (the "Fund"). On May 5th, 2023, the Staff provided initial comments on the filing. Upon reviewing the filing in total, we have the following additional comments.

Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the filing. We note that portions of the amendment are incomplete. Please provide a completed fee table and hypothetical expense example in your response letter. We may have additional comments on information supplied supplementally in response to Staff comments or on disclosures or exhibits added in any amendment. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Bitcoin and Bitcoin Futures Related Comments

1. Please supplementally indicate when the Fund expects to launch.

2. Please inform us whether the Fund anticipates any capacity constraints in the Bitcoin futures market that would limit the size of the Fund's exposure to Bitcoin futures, and explain to us how the Fund will monitor market capacity as new participants enter the market.

3. Please explain the Fund's plans for liquidity management, including during both normal and reasonably foreseeable stressed conditions. Given the inability of exchange traded funds ("ETFs") to close to new investors, please explain in the Summary Prospectus how the Fund will manage liquidity should the Fund become so large as to require more liquidity than the market can provide to meet potential redemptions. In your response, please address the impact of

exceeding certain thresholds, such as Futures Commission Merchant ("FCM") imposed capacity limits or the CME's position limits for a given contract, and whether these circumstances (or others) may cause the Fund to reduce its leverage to less than 2x?

4. Supplementally describe how the Fund expects to achieve 2x exposure given the margin requirements associated with futures and the Fund's strategy of investing only 25% of assets in a Subsidiary that will invests in futures.

5. Please supplementally confirm whether the Fund has lined up a FMC and who that FCM is.

6. Please provide the Staff with an outline of the Fund's plans for complying with Rule 18f-4 under the Act, including a preliminary overview of the key elements of the derivatives risk management program. In responding to this comment, please confirm the Fund will use relative VaR to comply with the rule given the Fund's expected leverage and provide the designated reference portfolio. As part of your answer, please discuss whether the designated index is unleveraged, given that the Fund's portfolio consists of derivatives that include economic leverage.

7. Please supplementally discuss how the Fund would value its Bitcoin futures positions if the CME halted the trading of Bitcoin futures due to price limits or otherwise.

8. Please confirm that the Fund's code of ethics applies to transactions in Bitcoin and Bitcoin futures and that employees will be required to pre-clear such transactions.

9. Please supplementally provide to Staff information about the Fund's discussions with potential authorized participants ("APs") or market makers:

    a. Please disclose the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the Fund (including information about the identities of such potential APs).

    b. Please discuss the ability of APs and market makers to arbitrage the Fund's holdings in a manner that is expected to keep the Fund's market price in line with its NAV.

    c. Please describe what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody "physical" Bitcoin?

    d. Are there any unique considerations/rules from the exchange on which the Fund plans to list that will impact the Fund's ability to pursue its investment strategy; interact with APs; or otherwise impact the Fund's operations.

General Comments Relating to the Fund's Investment in a Wholly-Owned Subsidiary

10. Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

11. Confirm in correspondence that the Subsidiary and its Board of Trustees will agree to inspection by the Staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder.

12. The Subsidiary and its Board of Trustees will agree to designate an agent for service of process in the United States.

13. Please supplementally inform the Staff whether the Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the wholly-owned Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

Principal Investment Strategy, pages 2-4

14. Supplementally confirm that the Fund will only obtain exposure to Bitcoin through cash-settled futures traded on an exchange registered with the Commodity Futures Trading Commission (CFTC), which currently means the Fund will only invest in Bitcoin futures that are traded on the CME, or investment companies that are registered in the United States. Relatedly, in the third paragraph on page 3, the prospectus states that Bitcoin Futures are "standardized contracts traded on, or subject to the rules of, the CME to buy or sell a specified quantity of Bitcoin at a designated price." Please delete the phrase "or subject to the rules of."

15. In the ninth paragraph on page 3, the prospectus states that "Unlike the Fund, the Subsidiary may invest without limitation in commodity-linked derivatives and will invest principally in commodity futures and swap contracts, as well as certain short-term fixed-income investments intended to serve as margin or collateral for the Subsidiary's derivatives positions." Please revise this paragraph to reflect that the Fund will only obtain exposure to Bitcoin through cash settled futures traded on an exchange registered with the CFTC.

Principal Investment Risks, pages 4-10

16. Within the Bitcoin Futures Capacity Risk subsection, the prospectus discloses that the Fund may invest in "equity securities of 'bitcoin-related companies.'" Please supplementally explain what is meant by "bitcoin related companies" and revise the disclosure accordingly.

17. Please tailor the Derivative Risk subsection to the investment strategy of the Fund and the type of derivatives in which the Fund intends to invest. Specifically, the disclosure should address cash settled futures contracts traded on an exchange registered with the CFTC.

18. The Liquidity Risk subsection states that "Under such circumstances, the market for *securities* [emphasis added] of the Index may lack sufficient liquidity for all market participants' trades." Please tailor this risk disclosure to the Fund's investment strategy and the composition of the Index (front month Bitcoin futures contracts trading on CME). Please make conforming revisions to similar disclosure language that may appear elsewhere in the filing such as in the Cash Transaction Risk and Authorized Participants Concentration Risk subsections which each make reference to securities.

19. The Cash Transaction Risk subsection states that, "*At certain times* [emphasis added], the Fund may effect creations and redemptions for cash rather than for in-kind *securities* [emphasis added]." It is our understanding that the Fund predominately redeems in cash. Please revise this statement as appropriate.

Additional Information Regarding Investment Techniques and Policies, page 11

20. The fifth paragraph states that "The Fund offered in this Prospectus may invest significantly in: futures contracts; options on securities, indices and futures contracts; equity caps, floors and collars; swap agreements; forward contracts; short positions; reverse repurchase agreements; ETFs; and other financial instruments to obtain economic 'leverage.'" Please tailor this disclosure to the Fund's investment strategy (i.e., cash settled futures contracts traded on an exchange registered with the CFTC).

Statement of Additional Information

21. The Staff totes that within the subsection "Position Limits and Accountability Levels" on page 10 of the SAI, the Fund discloses:

    "The Fund also may, after consultation with the Staff of the SEC, consider investing in U.S. listed futures contracts on cryptocurrencies other than bitcoin or in other bitcoin-related instruments whose performance the Adviser believes may correspond to the performance of bitcoin or bitcoin futures contracts, such as exchange traded notes and funds, privately offered funds, or swaps on a bitcoin reference rate. The Fund would not invest in these other instruments if doing so would be inconsistent with applicable law or regulation or the then-stated position of the SEC. *In addition, the Adviser might recommend to the Board that the Fund convert to an open-end or closed-end fund structure or other pooled investment vehicle that invests directly in spot bitcoin*. [Emphasis added]."

    Please revise the disclosure to clarify, with respect to the last sentence, that neither the Adviser nor the Fund would seek to engage in such a conversion without first communicating its intention to do so with the Staff and if doing so would be inconsistent with applicable law or regulation or the then-stated position of the SEC.

22. Within the Portfolio Deposit Subsection on page 29 of the Statement of Additional Information, the disclosure states that "Rafferty may restrict purchases of the Fund's Creation Units to be on an in-kind basis at any time and without prior notice, at Rafferty's discretion." Please disclose the types of circumstances that would result in instituting such restrictions on purchase orders.

23. Within the Rejection of Purchase Orders subsection on page 31, the SAI states that the Fund reserves the right to reject or revoke acceptance of a purchase order, for among other reasons, if the acceptance of Deposit Securities is not "legally required or would, in the opinion of counsel, be unlawful or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund's tax status)." As previously discussed with the registrant, please delete the phrase "or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund's tax status)."

***

Please provide a response letter in the form of EDGAR correspondence (with a courtesy email copy to the Staff) as soon as practicable. We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Should you have any questions, please feel free to contact me at 617-573-4521 or worthingtonti@sec.gov.

Sincerely,

/s/ Timothy Worthington
Timothy Worthington
Attorney Advisor

cc: Andrea Ottomanelli Magovern, Assistant Director
        Asen Parachkevov, Branch Chief